DXI Reports Q3 2019 Results

VANCOUVER, BRITISH COLUMBIA, October 31, 2019 - DXI Energy Inc. (TSX:DXI.TO) (OTCQB:DXIEF) ("DXI" or the "Company"), an upstream oil and gas exploration and production company operating in Colorado's Piceance Basin and the Peace River Arch region in British Columbia, today announced its financial results for the three and nine month periods ended September 30, 2019.

Q3 2019 Key Financial and Operating Highlights are:

  Reduced G&A expenses by 27% to $211,000 from $290,000 for the comparative period ended September 30, 2018;

  Reduced financing expenses by 40% to $153,000 from $254,000 for the comparative period ended September 30, 2018; and

  On September 5, 2019, announced publicly the Company's plan to convert its production facilities at Woodrush in NE B.C. to a methanol production facility. The plan is subject to a) securing project financing of approximately $20,000,000 and b) receipt of industry regulatory approvals in the Province of British Columbia.

CORPORATE SUMMARY - THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2019

OPERATIONS	Three months ended September 30,			Nine months ended September 30,
	2019	2018	Change	2019	2018	Change
Production
Oil and natural gas liquids (bbls/d)	38	71	-46%	44	65	-32%
Natural gas (mcf/d)	740	789	-6%	400	877	-54%
Combined (BOE/d)	161	203	-21%	110	211	-48%

Realized sales prices
Oil and natural gas liquids ($/bbl)	54.13	64.94	-17%	52.69	63.46	-17%
Natural gas ($/mcf)	1.79	1.99	-10%	2.52	2.16	17%

Operating expenses
Oil operations ($/bbl)	43.48	28.69	52%	47.61	34.69	37%
Natural gas operations ($/mcf)	2.72	3.20	-15%	4.21	3.49	21%

Operating netback
Oil operations ($/bbl)	4.98	29.60	-83%	-0.61	21.45	-103%
Natural gas operations ($/BOE)	-6.94	-7.93	-12%	-13.14	-8.90	48%

General and administrative expenses ($/BOE)	14.27	15.56	-8%	23.71	17.46	36%

FINANCIAL (CA$ thousands, except per share)	Three months ended September 30,			Nine months ended September 30,
	2019	2018	Change	2019	2018	Change

Revenue	308	570	-46%	901	1,644	-45%
Royalties	35	51	-31%	122	165	-26%

Cash flow(1)	-326	-293	11%	-1,191	-1,322	-10%
Cash flow per share (basic)	-0.00	-0.00	0%	-0.01	-0.01	0%
Cash flow per share (diluted)	-0.00	-0.00	0%	-0.01	-0.01	0%

Net loss	846	625	35%	2,249	2,893	-22%
Basic loss ($/common share)	0.00	0.01	-100%	0.01	0.03	-54%
Diluted loss ($/common share)	0.00	0.01	-100%	0.01	0.03	-54%

Capital expenditures, net of dispositions	68	50	36%	1,410	744	90%

Weighted average common shares outstanding (thousands)
Basic	216,518	103,606	109%	175,601	103,606	69%
Diluted	216,518	103,606	109%	175,601	103,606	69%

Working capital deficiency				2,180	10,421	-79%

Note 1: "Cash flow" is a non-IFRS measure calculated by adding back settlement of decommissioning liabilities and change in operating working capital to cash flows from (used in) operating activities. See "Non-IFRS Measure" below for details.

SUPPLEMENTAL FINANCIAL INFORMATION - NON-IFRS MEASURE

	Three months ended September 30,		Nine months ended September 30,
(CA$ thousands)	2019	2018	2019	2018

Cash flows from (used in) operating activities	(218)	(3)	(1,324)	(408)
Change in operating working capital	(108)	(290)	133	(914)
Cash flow	(326)	(293)	(1,191)	(1,322)

About DXI Energy Inc.: DXI Energy Inc. maintains offices in Calgary and Vancouver, Canada and has been producing commercial quantities of oil and gas since 2008. The company is publicly traded on the Toronto Stock Exchange (DXI.TO) and the OTCQB (DXIEF).

Statements Regarding Forward-Looking Information: This news release contains statements about oil and gas production and operating activities that may constitute "forward-looking statements" or "forward-looking information" within the meaning of applicable securities legislation as they involve the implied assessment that the resources described can be profitably produced in the future, based on certain estimates and assumptions. Forward-looking statements in this press release include, but are not limited to, statements regarding the future plans of the Company, the completion and final amount raised in the debt financing, the final use of proceeds and that all necessary final approvals will be obtained. Forward-looking statements are based on current expectations, estimates and projections that involve a number of risks, uncertainties and other factors that could cause actual results to differ materially from those anticipated by DXI Energy and described in the forward-looking statements. These risks, uncertainties and other factors include, but are not limited to, adverse general economic conditions, operating hazards, drilling risks, inherent uncertainties in interpreting engineering and geologic data, competition, reduced availability of drilling and other well services, fluctuations in oil and gas prices and prices for drilling and other well services, government regulation and foreign political risks, fluctuations in the exchange rate between Canadian and US dollars and other currencies, as well as other risks commonly associated with the exploration and development of oil and gas properties. Additional information on these and other factors, which could affect DXI Energy Inc.'s operations or financial results, are included in DXI Energy Inc.'s reports on file with Canadian and United States securities regulatory authorities. We assume no obligation to update forward-looking statements should circumstances or management's estimates or opinions change unless otherwise required under securities law.

The securities offered have not been registered under the U.S. Securities Act of 1933, as amended, or applicable state securities laws, and may not be offered or sold to persons in the United States absent registration or an exemption from such registration requirements. This press release does not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities in any jurisdiction in which such offer, solicitation or sale would be unlawful.

The TSX does not accept responsibility for the adequacy or accuracy of this news release.

Follow DXI Energy's latest developments on https://www.dxienergy.com

Contact: DXI Energy Inc.

Simon Raven President & CEO 403-875-2508 sraven@dxienergy.com	David Matheson CFO 604-638-5054 dmatheson@dxienergy.com